May 21, 2013

via edgar

Mr. Justin Dobbie, Legal Branch Chief Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Zhongpin Inc.
Amendment No. 2 to Schedule 13E-3
Filed May 8, 2013
File No. 005-81392
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed May 8, 2013
File No. 001-33593

Dear Mr. Dobbie:

On behalf of Zhongpin Inc., a company organized under the laws of the State of Delaware (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of May 16, 2013 with respect to Amendment No. 2 to the Schedule 13E-3, File No. 005-81392 (the “Schedule 13E-3”) and Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A, File No. 001-33593 (the “Proxy Statement”), filed on May 8, 2013 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, Jinqiao Investments Limited, Golden Bridge Holdings Limited, Golden Bridge Merger Sub, China Wealth Growth Fund I. L.P, Mr. Xianfu Zhu, Mr. Baoke Ben or Mr. Chaoyang Lu, such response is included in this letter based on information provided to us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the Schedule 13E-3 (“Amendment No. 3”) and a Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). In addition, a marked copy of Amendment No. 3 and the Revised Proxy Statement indicating changes to the Schedule 13E-3 and the Proxy Statement, respectively is being provided to the Staff by mail.

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Schedule 14A

Background of the Merger, page 20

1.	We note your response to comment 10 in our letter dated May 3, 2013, and your revised disclosure. Please revise to further describe the “existing circumstances regarding the going-private transaction described above.”

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 29 of the Revised Proxy Statement.

Compensation to Named Executive Officers of the Company, page 67

2.	We note your revised disclosure on pages 67-68 regarding golden parachute compensation. Please include the golden parachute compensation table in the format required by Item 402(t)(1) of Regulation S-K. Add footnotes to the extent it is necessary to explain or clarify the disclosure in the table.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 67 of the Revised Proxy Statement.

3.	We note that the named executive officers Mr. Xianfu Zhu and Mr. Baoke Ben will receive Holdco shares in exchange for their Zhongpin Inc. shares immediately prior to the completion of the merger. Please provide us your analysis explaining whether any portion of their respective equity stakes in Holdco represents compensation that should be reported in the tabular format set forth in Item 402(t)(1) of Regulation S-K, as required by Item 15 of Schedule 13E-3 and Item 1011(b) of Regulation M-A, as an agreement or understanding between such named executive officers and the acquiring company concerning compensation that is based upon or otherwise relates to the Rule 13e-3 transaction.

We respectfully advise the Staff that, after careful consideration of Item 402 of Regulation S-K, we do not believe that any portion of the equity stakes in Holdco to be issued to Mr. Xianfu Zhu and Mr. Baoke Ben immediately prior to the completion of the merger falls within the definition of compensation under Item 402 of Regulation S-K.

Item 402(a)(2) provides that "[t]his Item requires clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers designated under paragraph (a)(3) of this Item, and directors covered by paragraph (k) of this Item, by any person for all services rendered in all capacities to the registrant and its subsidiaries, unless otherwise specifically excluded from disclosure in this Item." The Holdco shares will be issued to Mr. Xianfu Zhu and Mr. Baoke Ben solely in exchange for their existing shares of Company common stock. Each Holdco share will be valued at $13.50, which is equal to the per share merger consideration. Each share of Company common stock held by Mr. Xianfu Zhu and Mr. Baoke Ben, will be cancelled upon completion of the merger without any cash consideration. Therefore, the Holdco shares to be issued to Mr. Xianfu Zhu and Mr. Baoke Ben immediately prior to the completion of the merger are not issued to them for services rendered by them to the Company and its subsidiaries but in exchange for their existing equity stake. The rollover of shares of Company common stock in exchange of Holdco shares by Mr. Xianfu Zhu and Mr. Baoke Ben has been disclosed in detail under the section titled "Special Factors – Financing of the Merger – Rollover Financing," on page 65 of the Revised Proxy Statement.

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Item 402(t)(1) requires the disclosure of any agreement or understanding between such named the executive officers of the acquiring company and the target company, concerning any type of compensation . . . that is based upon or otherwise relates to the Rule 13e-3 transaction. Since the Holdco shares to be issued to Mr. Xianfu Zhu and Mr. Baoke Ben are not compensation covered in Item 402, we respectfully advise the Staff that we do not believe disclosure in the tabular format set forth in Item 402(t)(1) is required under Item 15 of Schedule 13E-3 and Item 1011(b) of Regulation M-A.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3694-3010.

Very truly yours,

/s/ Gregory D. Puff
Gregory D. Puff, Esq.

cc:	Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004
People’s Republic of China

David J. Roberts
O’Melveny & Myers LLP
Yin Tai Centre, Office Tower, 37th Floor
No. 2 Jian Guo Men Wai Avenue
Beijing 100022 China

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